

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2021

Stefan Selig
Chairman of the Board of Directors
Rotor Acquisition Corp.
The Chrysler Building
405 Lexington Avenue
New York, New York 10174

   Re: Rotor Acquisition Corp.
     Amendment No. 2 to
     Preliminary Proxy Statement on Schedule 14A
     Filed August 2, 2021
     File No. 001-39897

Dear Mr. Selig:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Technology

cc: Evan D'Amico